EXHIBIT 99.2

Galloway Capital Partners, LLC

May 23, 2024

Julie Kane, Chairperson of the Board

Christiana Obiaya, Chief Executive Officer

Heliogen, Inc.

130 West Union Street

Pasadena, CA 91103

Dear Mssrs. Kane and Obiaya:

We have been shareholders of Heliogen, Inc. (the “Company” or “Heliogen”) for almost a year. We are quite disappointed with the performance of the Company’s common stock, which is -99.9% since going public.

We believe the Company is significantly undervalued and requires our support and expertise in creating shareholder value. Since the Company went public via a SPAC, the stock has been heavily shorted by investors who target these types of transactions. We believe the Company has made major strides in the development of its AI assisted concentrated solar in order to produce steam as well as the development of clean hydrogen.

We are stunned that the Company’s market cap is a tiny fraction of its invested capital of approximately $500 million. The share price is certainly not reflective of this as well the value of the Company’s development and strategic joint ventures. We support management’s retention of an advisor to assist in securing joint ventures with deep-pocketed energy companies, utilities and/or government agencies. We believe Heliogen should be successful and can achieve its potential through these endeavors as well as programs under the Inflation Reduction Act. In addition, the Company should also explore utilizing its valuable $500 million net operating lost carry forward.

Galloway Capital Partners and its founder, Bruce Galloway, have significant experience investing in undervalued publicly traded companies. We would like to assist in the process of growing the Company, improving the financial structure and enhancing shareholder value, which we believe should be multiples of the current valuation. Our interests are clearly aligned, and we believe that we can bring strong insight and constructive actions which will benefit all of the Company’s shareholders.

Please let me know when you would be available to discuss these important matters. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer